Mail Stop 4561

March 4, 2010

Cary L. Deacon
President and Chief Executive Officer
Navarre Corporation
7400 49th Avenue North
New Hope, MN 55428

      Re: **Navarre Corporation**
              Form 10-K for the Fiscal Year Ended March 31, 2009
              Form 10-Q for the Quarterly Period Ended September 30, 2009
              Form 8-K Filed October 30, 2009
              File No. 000-22982

Dear Mr. Deacon:

      We have reviewed your response letter dated February 19, 2010 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 28, 2010.

Form 10-K for the Fiscal Year Ended March 31, 2009

Notes to Consolidated Financial Statements

Note 28 Business Segments, page 91

1.   We reissue and clarify prior comment 7. Tell us what consideration you gave to reporting revenue from external customers for each of your products and services or each group of similar product and services in accordance with paragraph 37 of SFAS 131. In this regard, these enterprise-wide disclosures should be provided in addition to the disclosures for reportable segments.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all matters to Katherine Wray, Staff Attorney, at (202) 551-3483 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief